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                                                                      Exhibit 8

            [Letterhead of LeBoeuf, Lamb, Greene & MacRae, L.L.P.]

                                                                 March 13, 1997

PanEnergy Corp
P.O. Box 1642
Houston, Texas 77251-1642

   Certain Federal Income Tax Consequences of the Merger of Duke Transaction
                   Corporation with and into PanEnergy Corp

Ladies and Gentlemen:

  You have requested our opinion relating to certain federal income tax consequences arising out of the Agreement and Plan of Merger, as amended and restated as of March 10, 1997, by and among PanEnergy Corp ("PanEnergy"), Duke Power Company ("Duke") and Duke Transaction Corporation, a wholly-owned first tier subsidiary of Duke ("Merger Sub") (the "Agreement"). Our conclusions are based on (i) the facts and assumptions set forth below and (ii) the representations made in your letter to us dated March 12, 1997 (the "PanEnergy Letter") and the representations made in the letter from Duke to us of today (the "Duke Letter"). If any of the stated facts or assumptions are not correct, please advise us at once as our advice may be affected by a change in the stated facts or assumptions. Capitalized terms not defined in this letter have the meaning given to them in the Agreement.

  The following opinion does not address (i) the tax consequences of the Merger under state, local or foreign law or (ii) certain federal income tax consequences applicable to special classes of taxpayers subject to special rules, including, without limitation: foreign corporations; stockholders who are not citizens or residents of the United States; estates the income of which is not subject to United States taxation regardless of its source; for taxable years beginning after December 31, 1996, trusts the administration of which a court within the United States is not able to exercise primary supervision and with respect to which one or more United States fiduciaries do not have the authority to control all substantial decisions of such trust; for taxable years beginning on or before December 31, 1996, any trust the income of which is not subject to United States taxation regardless of its source; financial institutions; insurance companies; tax-exempt entities; dealers in securities; persons who acquired PanEnergy Common Stock pursuant to the exercise of an employee option (or otherwise as compensation); persons holding PanEnergy Common Stock as part of an integrated investment (including a "straddle") comprised of shares of PanEnergy Common Stock and one or more other positions; or persons who do not hold their PanEnergy Common Stock as capital assets.

                                     Facts

  Pursuant to the Agreement, Merger Sub will be merged with and into PanEnergy in accordance with the applicable provisions of the laws of the State of Delaware. PanEnergy will be the surviving corporation in the Merger and will continue its corporate existence under the laws of the State of Delaware. As a result of the Merger, PanEnergy will become a subsidiary of Duke.

  As a result of the Merger, each share of PanEnergy Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 4.2(c) of the Agreement) will be converted into the right to receive 1.0444 shares of Duke Common Stock.

                                  Assumptions

  In rendering our opinion, we have assumed that (i) the proposed transactions will be consummated in the manner described in the Agreement and are on the date hereof, and will be at the Effective Time, supported by a bona fide business purpose as provided in the Joint Proxy Statement-Prospectus of PanEnergy, Duke and Merger Sub; and (ii) the representations made to us by PanEnergy in the PanEnergy Letter and by Duke in the Duke Letter, in each case, are true on the date hereof and will be true at the Effective Time.
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                                    Opinion

  Based on the facts and assumptions set forth above and our examination of the Agreement, the Joint Proxy Statement-Prospectus of PanEnergy, Duke and Merger Sub, and relevant legal authorities, it is our opinion that:

    (1) The Merger will qualify, for federal income tax purposes, as a reorganization within the meaning of section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of the application of section 368(a)(2)(E) of the Code, and that Duke, Merger Sub and PanEnergy will each be a party to the reorganization within the meaning of section 368(b) of the Code.

    (2) A PanEnergy stockholder will not recognize gain or loss upon the exchange of PanEnergy Common Stock solely for Duke Common Stock. Code
  (S)354(a).

    (3) The payment of cash to a PanEnergy stockholder in lieu of a fractional share interest in Duke Common Stock will be treated as if the fractional share had been distributed as part of the exchange and then redeemed by Duke. The cash payment will be treated as having been received as a distribution in payment for the Duke Common Stock hypothetically redeemed as provided in Code section 302 and generally should result in the recognition of capital gain or loss measured by the difference between the amount of cash received and the portion of the tax basis of the share of PanEnergy Common Stock allocable to such fractional share interest. Rev. Rul. 66-365, 1966-2 C.B. 116.

    (4) The basis of the Duke Common Stock to be received by a PanEnergy stockholder generally will be the same, in each instance, as the basis in the PanEnergy Common Stock surrendered in exchange therefor decreased by any basis allocable to any fractional shares of Duke Common Stock received in the Merger. Code (S)358(a)(1).

    (5) The holding period of Duke Common Stock received by a PanEnergy stockholder will include the period during which that stockholder held the PanEnergy Common Stock surrendered in exchange therefor. Code (S)1223(1).

  This opinion is based upon the federal income tax law as of the date hereof, and no assurances can be given that changes in the law or the administrative or judicial interpretation thereof will not occur so as to adversely affect the conclusions expressed herein. This opinion is limited solely to the federal income tax consequences of the Agreement specifically set forth herein.

  We hereby consent to the filing of this opinion as an exhibit to the Joint Proxy Statement-Prospectus of PanEnergy, Duke and Merger Sub and the reference to the above-mentioned opinion under "Summary of Joint Proxy Statement-Prospectus--The Merger--Certain Federal Income Tax Consequences," "The Merger--Certain Federal Income Tax Consequences" and "Legal Opinions." In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                          Very truly yours,

                                          /s/ LeBoeuf, Lamb, Greene & MacRae,
                                           L.L.P.

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